
中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

Our Ref : BS(2003)228(JY)



12th June, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose the following documents filed with the Companies Registry in Hong Kong in relation to the recent change in our board members for your attention:

1. Form D2 regarding the resignation of Mr. Liu Mingkang and Mr. Liu Jinbao and the appointment of Mr. Xiao Gang as a director of the Company;
2. Form D3 regarding consent to act as a director from Mr. Xiao Gang.

Please note that the above documents are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

dlw 6/20

..../page 2



This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C.W. Yeung
Company Secretary

Encl.

File No. 82-34675

Form 表格 D2



Companies Registry
公司註冊處

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: 770009

1 Company Name 公司名稱

BOC Hong Kong (Holdings) Limited
中銀香港(控股)有限公司

03 JUN 1? ?? 1:21

2 Type of Change 更改事項

- [x] Resignation ~~or cessation~~ 辭職~~或停職~~
- [x] New appointment 新委任
- [ ] Change of particulars 更改資料

3 Details of Change 更改詳情

A. Resignation ~~or Cessation~~ 辭職~~或停職~~

- [ ] Secretary 秘書
- [x] Director 董事
- [ ] Alternate Director 替代董事

Name 姓名: Liu Mingkang 劉 明康
(Surname 姓氏 / Other names 名字)

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
N/A	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
S. 0271347	The People's Republic of China

Date of Resignation or Cessation 辭職或停職日期

DD 日	MM 月	YYYY 年	Alternate To 替代
28	5	2003	N/A

Presentor's Name and Address 提交人的姓名及地址

BOC Hong Kong (Holdings) Limited
52nd Floor, Bank of China Tower,
No.1 Garden Road,
Hong Kong

For Official Use 請勿填寫本欄


收件日期 RECEIVED
30 -05- 2003
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Notification of Changes of Secretary and Directors (D2)
秘書及董事資料更改通知書

Company Number 公司編號

770009

3 Details of Change 更改詳情 (cont'd 續上頁)

B. Appointment／Change of particulars 委任／更改資料

Brief Description 簡略描述	Effective Date(s) 生效日期
Appointment of director	28 / 5 / 2003 (DD 日 / MM 月 / YYYY 年)

Existing Name 現用姓名:

Name／New Name 姓名／新姓名: Xiao Gang 肖 鋼 (Surname 姓氏 / Other names 名字)

Alias (if any) 別名（如有的話）: N/A

Previous Names 前用姓名: N/A

Address 地址: Building No. 15-501 Guoyingyuan, West District, 100035 Beijing, The People' s Republic of China.

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
N/A	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
D.0063384	The People's Republic of China

This Notification includes 1 Continuation Sheet A and (Nil) Continuation Sheet B.
本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。

Signed 簽名：



(Name 姓名)：(Jason C.W. Yeung) Date 日期： 30th May, 2003

~~Director／~~Secretary／~~Manager／~~
~~Authorized Representative~~
~~董事／~~秘書~~／經理／授權代表~~



Companies Registry
公司註冊處

Form 表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Continuation Sheet A (Sheet 1 of 1)
續頁A第1頁（共1頁）

Company Number 公司編號: 770009

Details of Resignation／Cessation (Section 3A of main form) 辭職／停職詳情（表格第3A項）

1. Resignation ~~or Cessation~~ 辭職~~或停職~~

☐ Secretary 秘書 ☑ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字
LIU 劉	Jinbao 金寶

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
P737547(A)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Date of Resignation or Cessation 辭職或停職日期

DD 日	MM 月	YYYY 年	Alternate To 替代
28	5	2003	N/A

Date 日期

Resignation or Cessation 辭職或停職

☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家

Date of Resignation or Cessation 辭職或停職日期

DD 日	MM 月	YYYY 年	Alternate To 替代

Date 日期

File No. 82-34675

Form 表格 **D3**

Consent to Act as a Director
出任董事職位同意書



Companies Registry
公 司 註 冊 處

Company Number 公司編號

770009

Company Name 公司名稱

BOC Hong Kong (Holdings) Limited 中銀香港(控股)有限公司

I, Xiao Gang 肖鋼
本人

consent to act as a Director of the above company with effect from 28th May, 2003 ,
同意出任上述公司的董事一職，生效日期爲 。

and confirm that I have attained the age of 18 years.
並確認本人已年滿十八歲。

Signed 簽名 : 肖鋼

Date 日期 : 28th May, 2003